September 29, 2010

United States Securities and Exchange
Commission
100 F Street NE
Washington, DC 20549

Attn:  Amanda Ravitz
          Branch Chief – Legal

                      RE:  Wilder Filing, Inc.
         Form 10
         Filed January 15, 2010
         File No. 000-53876

Dear Ms. Ravitz:

We are in receipt of your letter dated February 12, 2010 and would like to respond as follows:

General

1.
Wilder Filing is aware that this Form 10 registration statement will become automatically effective 60 days from the date it was filed with the Commission, and that Wilder can withdraw the filing so that it does not become effective in a deficient form.

2.	The telephone number is that of Joel Schonfeld, director of Wilder. This is the number being used for Wilder’s business.

Business, page 3

3.	We have revised disclosure to discuss the fact that two or three customers accounted for a majority of Wilder’s revenues for all periods presented, and have added a risk factor.

4.	Wilder’s business has been solely the transmission of filings with the Commission. Wilder has not engaged in printing services.

5.
We have disclosed that three part-time employees of Wilder are also its principal executives, and have added disclosure to include the number of hours that each person dedicates to the company on a regular basis.

Business Strategy, page 3

6.	While Wilder expects to advertise its services online and to eventually set up a website, at this point, the company is unsure of how much money it will expend.

Products and Services

7.	We have revised disclosure regarding the creation date of EDGAR.

8.	We have added disclosure regarding the software and professional training to which we have referred.

Risk Factors

9.
We have added a risk factor regarding Wilder’s executives’ lack of experience managing a public company and how this lack of experience may affect Wilder’s ability to meet its financial and other goals.

10.	We have added a risk factor discussing the need for companies to begin complying with the interactive data requirements set forth in Release No. 33-9002.

We May Need To Raise Capital

11.
Currently, Wilder does not need to raise capital to continue its operations.  We expect to need additional funds to begin advertising our services and to comply with SEC reporting requirements, but at this point, we do not know how much we will need.

If We Cannot Afford The Costs Of Being A Reporting Company

12.	We have included our estimated costs of being a public company.

Management’s Discussion and Analysis of Financial Condition

13.	We have revised this section to specify the reasons behind the changes in results from period to period.

Liquidity and Capital Resources

14.	We have provided a description of our capital position over the periods presented, as well as for the near term future.

Directors and Officers

15.	We have disclosed that Wilder’s officers and directors are also its founders.

16.
 We have revised Note 3 to indicate that the Certificate of Amendment was filed in January 2008, and that the forward stock split occurred in February 2008.  Prior to the filing of the Certificate of Amendment, there were only 200 shares outstanding.

17.	We have added details to support our claim to offering exemptions.

Available Information

18.	We have updated our filing to reflect the current address of the Commission is 100 F Street NE, Washington, DC 20549.

Report of Independent Registered Auditor

19.	The accountants’ report in the filing is dated.

Thank you.

Very truly yours,

Joel Schonfeld

JS/ss